Exhibit (g)(2)

                             FEE REDUCTION AGREEMENT



     AGREEMENT made as of this 21st day of March 2005, between Senior Debt Portfolio (the "Trust") and Boston Management and Research (the "Adviser").

     WHEREAS, the Trust has entered into an Investment Advisory Agreement ("Advisory Agreement") with the Adviser, which Advisory Agreement provides that the Adviser shall be entitled to receive an asset-based fee payable at a certain rate; and

     WHEREAS, the Adviser has previously offered to waive portions of its advisory fee payable under the Advisory Agreement, and the Trust has accepted such prior fee waivers; and

     WHEREAS, the Adviser and the Trust now wish to memorialize all such existing fee reductions in writing;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby agree as follows:

     1. The advisory fees paid by the Trust during any fiscal year or portion thereof will not exceed on an annual basis (a) 0.95% of average daily gross assets of the Trust up to and including $1 billion; (b) 0.90% of average daily gross assets in excess of $1 billion up to and including $2 billion; (c) 0.85% of average daily gross assets in excess of $2 billion up to and including $7 billion; (d) 0.8375% of average daily gross assets in excess of $7 billion up to and including $10 billion; and (e) 0.8250% of average daily gross assets in excess of $10 billion.

     2. In addition, the advisory fees paid by the Trust during any fiscal year or portion thereof will not exceed on an annual basis (a) 0.50% of average daily gross assets of the Trust up to and including $1 billion; (b) 0.45% of average daily gross assets in excess of $1 billion up to and including $2 billion; (c) 0.40% of average daily gross assets in excess of $2 billion up to and including $7 billion;
          (d) 0.3875% of average daily gross assets in excess of $7 billion up to and including $10 billion; and (e) 0.375% of average daily gross assets in excess of $10 billion FOR SO LONG AS (i) a Distribution Plan is in effect for each of EV Classic Senior Floating-Rate Fund and Eaton Vance Prime Rate Reserves (the "Fund(s)"); and (ii) distribution fees equal to this advisory fee waiver (0.45% of average daily gross assets) plus the amount of administration fees waived by Eaton Vance Management with respect to such Funds (for each Fund, 0.25% of average daily gross assets) are paid under such Distribution Plans.

     3. This Agreement may not be terminated or amended unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust.

     4. This instrument is executed under seal and shall be governed by Massachusetts law.
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     IN WITNESS  WHEREOF,  this  Agreement  has been executed as of the date set forth above by a duly authorized officer of each party.

                                        Senior Debt Portfolio

                                        By: /s/ Scott H. Page
                                            ------------------------------
                                            Scott H. Page
                                            President


                                        Boston Management and Research

                                        By:  /s/ Alan R. Dynner
                                             -----------------------------
                                             Alan R. Dynner
                                             Vice President